SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

SCA Development, LLC (a wholly owned subsidiary of SC Affiliates, LLC) (Company), is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(i) thereof.